July 29, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
Cboe Vest Bitcoin Target Volatility Strategy Fund

Dear Ms. Stojic:

This letter provides the response of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided in a telephone conversation on July 28, 2021. The comments relate to a post-effective amendment to the registration statement of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, and the Investment Company Act of 1940 (the “1940 Act”), each as amended (the “Amendment”), and several correspondence filings also relating to the Amendment. The Amendment was filed to register a new series of the Trust, the Cboe Vest Bitcoin Target Volatility Strategy Fund (the “Fund”). For your convenience, I have summarized the comments in this letter from our July 28, 2021, telephone conversation and provided the Trust’s response below each comment.

1.	Comment: The Staff has expressed concern regarding the Fund’s principal investment strategy describing the potential range of exposure that the Fund would provide to Bitcoin. The Staff has requested that we clarify what an investor could expect under normal circumstances.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: The Staff noted the preliminary draft disclosure indicates that the Adviser will target the Fund’s volatility to be calibrated to volatility of stocks in the United States. The Staff requests that disclosure be added that clarifies this calibration process.

Response: The Trust has revised the disclosure as you have requested.

*                                         *                                         *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com